SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25


                                             Commission File Number:1-14161



                                            NOTIFICATION OF LATE FILING


(Check  One):  /X/ Form  10-K / / Form 11-K / / Form 20-F / / Form 10-Q
   / /  Form N-SAR


         For Period Ended: December 31, 1999


/ /  Transition Report on Form 10-K    / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F    / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K


For the Transition Period Ended:


         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A




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                                     PART I.
                             REGISTRANT INFORMATION


Full name of registrant:

         KeySpan Gas East Corporation d/b/a Brooklyn Union of Long Island


Former name if applicable:

         N/A


Address of principal executive office (Street and number):

         175 East Old Country Road


City, State and Zip Code:

         Hicksville, New York 11801




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                                    PART II.
                             RULE 12B-25 (B) AND (C)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





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                                    PART III.
                                    NARRATIVE


     State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         On May 28, 1998, KeySpan Energy Corporation ("KSE") and the Long Island Lighting Company ("LILCO") completed a business combination and formed KeySpan Corporation d/b/a KeySpan Energy ("KeySpan Energy"). KeySpan Energy consists of all of the assets of KSE and the non-nuclear electric generation and natural gas distribution businesses of LILCO. The natural gas distribution businesses of LILCO were transferred to KeySpan Gas East Corporation d/b/a Brooklyn Union of Long Island (the "Company"). The Company is a direct subsidiary of KeySpan
Energy. In 1998, KeySpan Energy and its subsidiaries, including the Company, changed their fiscal year from March 31 to December 31.


         As a result of the transactions and change in fiscal year end, described above, certain data and prior historical information of the Company and its predecessor companies required for the filing is not yet available and could not be made available without unreasonable effort and expense.



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                                    PART IV.
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Alfred C. Bereche                   (718)                     403-2179
   (Name)                         (Area code)             (Telephone number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

/X/ Yes / / No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

/X / Yes / / No


         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The results of operations from fiscal year 1998 reflect a nine-month transition period April 1, 1998 to December 31, 1998 and do not reflect earnings from gas heating season operations. The fiscal year 1999 results reflect a full twelve-month period January 1, 1999 to December 31, 1999, including a full gas heating season.

Results of operations:

FY 1998           $($12.9) million
FY 1999           $41.6 million






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                         KeySpan   Gas East Corporation  d/b/a Brooklyn Union of
                                   Long Island (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 30, 2000                By: /s/Paul R. Nick
                                        -------------------
                                        Paul R. Nick
                                        Controller and Chief Accounting Officer


                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.